

January 10, 2014

Via E-mail
Daniel E. Klimas
President and Chief Executive Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, OH 44052-1769

> **Re:** **LNB Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2013**
> **File No. 333-193128**

Dear Mr. Klimas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Fee Table

1. Since the common shares you are registering are accompanied by Series A Voting Preferred Share Purchase Rights, please register those rights. Please also include counsel's opinion regarding whether the rights are binding obligations of the registrant under the state law governing the rights.

Selling Shareholders, page 12

2. We note that in footnotes (d), (h) and (m) to the selling shareholder table, you have qualified your disclosure regarding the natural persons who exercise sole or shared voting and/or dispositive powers over the shares offered for resale by the relevant selling

shareholder. Please delete the qualifying language, "[Selling shareholder] has indicated to us that..."; it is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.


Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief


cc: Via E-mail
   Gary J. Elek
   Kristofer K. Spreen, Esq.